SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2015

Commission File Number: 001-35464

Caesarstone Sdot-Yam Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

SUPPLEMENTAL PROXY STATEMENT INFORMATION

On July 1, 2015, Ceasarstone Sdot-Yam Ltd. (the “Company”) published a proxy statement for a special meeting of its shareholders scheduled to be held on July 30, 2015.  Proposal No. 1 on the agenda of such meeting is approval of an amended Services Agreement between Kibbutz Sdot-Yam (the “Kibbutz”), an affiliate of the Company’s largest shareholder, and the Company (the “Services Agreement”).  The Company is furnishing this Form 6-K to expand on the information that the Company provided in the Form 6-K with respect to the terms of the Services Agreement and the protections afforded to the Company.

The Services Agreement contains a provision that permits the Company to seek independent third party proposals in a competitive bidding process in order to determine, in the Company’s sole discretion, whether more favorable prices can be obtained for the services being provided by the Kibbutz pursuant to the Services Agreement.  The Company is permitted to engage in such a competitive bidding process up to one time each year for each of the services being offered by the Kibbutz.

Following completion of the competitive bidding process, the Company is required to provide the Kibbutz with the financial terms of its preferred bid (without disclosing the identity of the bidder) and the Kibbutz is provided a period of time (generally 10 business days) to decide whether it wishes to provide the relevant services to the Company on those selected financial terms.  If the Kibbutz declines to do so, then the Company is entitled to terminate its receipt of that service from the Kibbutz upon 30 days’ prior notice and engage with the alternative supplier identified by the Company in the competitive bidding process.

The Kibbutz's affiliate holds approximately 32% of the Company's outstanding ordinary shares and five of the Company’s 11 board members are affiliated with the Kibbutz.  As a result, under the Israeli Companies Law, the decision to pursue a competitive bidding process and the selection of the preferred bid would be made with the oversight and under the supervision of the Company’s audit committee. The Company's audit committee is comprised solely of directors who are independent within the meaning of Nasdaq and SEC rules.

The Company believes that the above procedure, and the fact that it is administered by board members unaffiliated with the Kibbutz, provides the Company and its shareholders that are not affiliated with the Kibbutz with meaningful protection from the risk of non-market pricing terms in connection with the services being provided by the Kibbutz pursuant to the Services Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE SDOT-YAM LTD.

Date: July 23, 2015	By:	/s/ Michal Baumwald Oron
Name: Michal Baumwald Oron
Title: Vice President Business
Development & General Counsel